Exhibit 99.2

WOORI FINANCIAL GROUP INC.

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

WOORI FINANCIAL GROUP INC.

Independent Auditor’s Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

Woori Financial Group Inc.

Opinion

We have audited the separate financial statements of Woori Financial Group Inc. (“the Company”), which comprise the separate statement of financial position as of December 31, 2023, the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2023, and its separate financial performance and its separate cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2023, based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 6, 2024 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with KSAs. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matter

We have determined that there are no key audit matters to communicate in our report.

Other Matter

The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

The separate financial statements of the Company for the year ended December 31, 2022 were audited by another auditor who expressed an unmodified opinion on those financial statements on March 7, 2023.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jae-Beom Choi.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 6, 2024

This report is effective as of March 6, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such reflect the impact of such subsequent events or circumstances,

WOORI FINANCIAL GROUP INC.

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2022 AND FOR THE YEARS ENDED

DECEMBER 31, 2023 AND 2022

The accompanying separate financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2022

	December 31, 2023	December 31, 2022
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 31)	289,507	313,361
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 6, 9 and 18)	—	689
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 7 and 9)	539,709	312,771
Loans and other financial assets at amortized cost (Notes 4, 8, 9 and 31)	1,104,815	2,041,877
Investments in subsidiaries (Notes 10 and 31)	23,670,476	22,394,915
Property, Plant and Equipment (Notes 11 and 31)	6,609	11,052
Intangible assets (Note 12)	4,052	4,859
Net defined benefit asset (Note 16)	3,941	5,947
Current tax assets (Note 28)	158,951	14,350
Deferred tax assets (Note 28)	7,478	13,433
Other assets (Note 13)	484	322

Total assets	25,786,022	25,113,576

LIABILITIES
Debentures (Notes 4, 9 and 14)	1,587,659	1,447,762
Provisions (Note 15)	1,227	487
Current tax liabilities (Note 28)	32,125	721,795
Other financial liabilities (Notes 4, 9, 17, 31 and 32)	163,621	46,039
Other liabilities (Note 17)	392	591

Total liabilities	1,785,024	2,216,674

EQUITY (Note 19)
Capital stock	3,802,676	3,640,303
Hybrid securities	3,610,953	3,112,273
Capital surplus	11,120,236	10,909,281
Other equity	(7,871)	(26,186)
Retained earnings	5,475,004	5,261,231

Total equity	24,000,998	22,896,902

Total liabilities and equity	25,786,022	25,113,576

The accompanying notes are part of these financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
	(Korean Won in millions)
Interest income	64,592	25,614
Interest expense	(37,097)	(30,644)

Net interest income(loss) (Notes 9, 21 and 31)	27,495	(5,030)
Fees and commissions income	1,625	1,596
Fees and commissions expense	(21,722)	(16,655)

Net fees and commissions loss (Notes 22 and 31)	(20,097)	(15,059)
Dividend income (Notes 23 and 31)	1,482,956	1,272,393
Net gain on financial instruments at FVTPL (Notes 9 and 24)	2,023	1,018
Provision of impairment losses due to credit loss (Notes 9, 25 and 31)	(348)	(244)
General and administrative expenses (Notes 26 and 31)	(67,359)	(67,451)

Operating income	1,424,670	1,185,627
Non-operating expense (Note 27)	(1,043)	(1,363)
Net income before income tax expense	1,423,627	1,184,264
Income tax income(expense) (Note 28)	881	(1,015)
Net income	1,424,508	1,183,249

Net gain(loss) on valuation of equity securities at FVTOCI (Note 19)	19,789	(24,676)
Remeasurement gain(loss) related to defined benefit plan (Note 16 and 19)	(873)	2,364

Items that will not be reclassified to profit or loss:	18,916	(22,312)

Other comprehensive loss, net of tax	18,916	(22,312)
Total comprehensive income	1,443,424	1,160,937

Earnings per share (Note 29)
Basic and diluted earnings per share (Unit: In Korean Won)	1,754	1,499

The accompanying notes are part of these financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 1, 2022	3,640,303	10,909,281	2,294,288	(3,874)	4,824,991	21,664,989
Total comprehensive income
Net income	—	—	—	—	1,183,249	1,183,249
Net loss on valuation of equity securities at FVTOCI	—	—	—	(24,676)	—	(24,676)
Remeasurement gain related to defined benefit plan	—	—	—	2,364	—	2,364
Transactions with owners
Dividends to common stocks	—	—	—	—	(655,252)	(655,252)
Issuance of hybrid securities	—	—	817,985	—	—	817,985
Dividends to hybrid securities	—	—	—	—	(91,757)	(91,757)

December 31, 2022	3,640,303	10,909,281	3,112,273	(26,186)	5,261,231	22,896,902

January 1, 2023	3,640,303	10,909,281	3,112,273	(26,186)	5,261,231	22,896,902
Total comprehensive income
Net income	—	—	—	—	1,424,508	1,424,508
Net gain on valuation of equity securities at FVTOCI	—	—	—	19,789	—	19,789
Remeasurement loss related to defined benefit plan	—	—	—	(873)	—	(873)
Transactions with owners
Comprehensive stock exchange	162,373	210,955	—	—	—	373,328
Dividends to common stocks	—	—	—	—	(979,586)	(979,586)
Issuance of hybrid securities	—	—	498,680	—	—	498,680
Dividends to hybrid securities	—	—	—	—	(131,149)	(131,149)
Acquisition of treasury stock	—	—	—	(100,601)	—	(100,601)
Retirement of treasury stock	—	—	—	100,000	(100,000)	—

December 31, 2023	3,802,676	11,120,236	3,610,953	(7,871)	5,475,004	24,000,998

The accompanying notes are part of these financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,424,508	1,183,249
Adjustments to net income:
Income tax expense(income)	(881)	1,015
Interest income	(64,592)	(25,614)
Interest expense	37,097	30,644
Dividend income	(1,482,956)	(1,272,393)

	(1,511,332)	(1,266,348)

Adjustments for profit/loss items not involving cash flows:
Provision of impairment losses due to credit loss	348	244
Gain on valuation of financial instruments at FVTPL	(2,023)	(1,018)
Retirement benefit	3,159	2,450
Depreciation and amortization	7,305	6,517
Gain on disposal of Property, Plant and Equipment, intangible assets and other assets	(35)	—

	8,754	8,193

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	24,861	(2,007)
Other Assets	(163)	(171)
Net defined benefit liability	(2,338)	(3,665)
Other financial liabilities	(22,992)	7,879
Other liabilities	(199)	42

	(831)	2,078

Interest income received	60,873	13,192
Interest expense paid	(35,323)	(29,831)
Dividends received	1,482,771	1,271,276
Income tax paid	(2,195)	(1,413)

	1,506,126	1,253,224

Net cash inflow from operating activities	1,427,225	1,180,396

Cash flows from investing activities:
Net decrease(increase) on other investment assets	226,000	(1,140,000)
Acquisition of investments in subsidiaries	(898,740)	(250,000)
Acquisition of financial assets at FVTOCI	(200,000)	(200,000)
Acquisition of Property, Plant and Equipment	(523)	(2,210)
Acquisition of intangible assets	(583)	(977)
Net increase(decrease) on guarantee deposits for leases	98	(241)

Net cash outflow from investing activities	(873,748)	(1,593,428)

(Continued)

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
	(Korean Won in millions)
Cash flows from financing activities:
Issuance of debentures	399,234	79,764
Redemption of debentures	(260,000)	—
Issuance of hybrid securities	498,680	817,985
Acquisition of treasury stock	(100,601)	—
Redemption of lease liabilities	(3,129)	(3,072)
New stock issuance cost	(780)	—
Dividends paid to hybrid securities	(131,149)	(91,757)
Dividends paid	(979,586)	(655,252)

Net cash inflow from financing activities	(577,331)	147,668

Net decrease in cash and cash equivalents	(23,854)	(265,364)
Cash and cash equivalents, beginning of the period	313,361	578,725

Cash and cash equivalents, end of the period (Note 5)	289,507	313,361

The accompanying notes are part of these financial statements.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

1.	GENERAL

(1)	Summary of the parent company

Woori Financial Group, Inc. (hereinafter referred to the “Company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,802,676 million Won. The Company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer from the Company and subsidiaries as of incorporation are as follows (Unit: Number of shares):

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Company paid 598,391 million Won in cash and 42,103,377 new shares of the Company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary Woori Bank on September 10, 2019. On the same date, the Company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Company acquired 67.2% interests (excluding treasury stock, 51.0% when including treasury stock) in Woori Asset Trust Co. (formerly Kukje Asset Trust Co.) In addition, as of March 31, 2023, the Company acquired an additional 28.1% interests in Woori Asset Trust Co. (excluding treasury stock, 21.3% when including treasury stock).

As of December 10, 2020, the Company acquired 76.8% interests (excluding treasury stock, 74.0% when including treasury stock) in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.). In addition, as of April 15, 2021, the Company acquired an additional 13.3% interests in Woori Financial Capital Co., Ltd. (excluding treasury stock, 12.9% in the case of including treasury stock), and as of May 24, 2021, the Company additionally acquired treasury stock (3.6%) which Woori Financial Capital possessed.

As of March 12, 2021, the Company paid 113,238 million Won in cash to acquire 100% interests on Woori Savings Bank from Woori Financial Capital Co., Ltd., our subsidiary.

As of August 10, 2021, the Company paid 5,792,866 new shares of the Company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies, was established (100% stock, 200 billion Won in stock payments) and incorporated as a subsidiary.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

As of March 23, 2023, the Company acquired a 53.9% interests in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.) (excluding treasury stock, 52.0% in the case of including treasury stock). In addition, as of May 30, 2023, the Company additionally acquired treasury stock held by Woori Venture Partners Co., Ltd. (3.5%).

As of August 8, 2023, the Company paid 22,541,465 new shares of the Company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Company paid 9,933,246 new shares of the Company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

(1)	Basis of presentation

The Company’s separate financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”). Material accounting policies applied in the preparation of the financial statements are described below.

The Company is preparing its financial statements in accordance with the K-IFRS, and the separate financial statements are prepared in accordance with K-IFRS 1027 ‘Separate Financial Statements’. The financial statements of the parent, associate or joint venture represent the investment assets in a manner that is based on direct equity investments, not based on the reported performance and net assets of the investee.

The financial statements are prepared at the end of each reporting period on the historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

Meanwhile, the financial statements of the Company were initially approved by the Board of Directors on February 6, 2024, amended and approved on February 9, 2024, and the final approval will be made in the annual general shareholders’ meeting on March 22, 2024.

1)	The new standards and interpretations introduced from the current term and the resulting changes in accounting policies are as follows:

1.1	K-IFRS No.1001 ‘Presentation of Financial Statements’– Disclosure of Accounting Policy

The amendments to Korean IFRS 1001 define and require entities to disclose their material accounting policy information (being information that, when considered together with other information included in an entity’s financial statements, can reasonably be expected to influence decisions that the primary users of financial statements make on the basis of those financial statements.) The amendments do not have a significant impact on the financial statements.

1.2	K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ - Definition of Accounting Estimates

The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. The amendment does not have a significant impact on the financial statements.

1.3	K-IFRS 1001 ‘Presentation of Financial Statements’ - Disclosure of valuation gains or losses on financial liabilities with condition to adjust exercise price

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability. The amendment does not have a significant impact on the financial statements.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

1.4	K-IFRS 1012 ‘Income Taxes’ - deferred tax related to assets and liabilities arising from a single transaction

Additional phrase ‘the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. The amendment does not have a significant impact on the financial statements.

1.5	K-IFRS 1012 ‘Income Taxes’ - International Tax Reform – Pillar Two Model Rules

The amendments provide a temporary relief from the accounting for deferred taxes arising from legislation enacted to implement the Pillar Two model rules, which aim to reform international corporate taxation for multinational enterprises, and require disclosure of related current tax effects, etc.

The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Since the Pillar Two legislation is scheduled to be effective from January 1, 2024, the Group has no current tax expense related to Pillar Two. The Company is in review for the impact of these amendments on the financial statements and does not expect that the impact will be significant.

2)	The details of K-IFRS that have been issued and published as of December 31, 2023 but have not yet reached the effective date, and have not been early adopted by the Company are as follows:

2.1	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

2.2	Amendments to K-IFRS 1007 ‘Statement of Cash Flows’, K-IFRS 1107 ‘Financial Instruments’: Disclosures – Supplier finance arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

2.3	Amendments to K-IFRS 1116 ‘Leases’ - Lease Liability in a Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The amendment does not have a significant impact on the financial statements.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

2.4	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Disclosure of Cryptographic Assets

The amendments require for an additional disclosure if an entity holds cryptographic assets, or holds cryptographic assets on behalf of the customer, or issues cryptographic assets. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The amendment does not have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Company.

(2)	Investments in subsidiaries and associates in separate financial statements

The Company selects and processes the cost method in accordance with K-IFRS 1027 for investments in subsidiaries, associates and jointly controlled entities, except for those classified as held for sale in accordance with K-IFRS 1105 ‘Non-current Assets Held for Sale and Discontinued Operations’. Dividends received from subsidiaries, associates and jointly controlled entities are recognized in profit or loss as dividend income when the right to receive dividends is established.

(3)	Revenue recognition

K-IFRS 1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Company performs the obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue, are measured through the effective interest rate method.

1)	Revenues from contracts with customers

The Company recognizes revenue when the Company satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Company shall recognize as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The revenue recognized by these standards is fees and commissions income.

2)	Revenues from sources other than contracts with customers

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of debt securities (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial total carrying amount over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties, and future cash flows exclude expected credit loss when calculating the effective interest rate. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

3)	Dividend income

Dividend income is recognized when the right to receive dividends as a shareholder is confirmed. Dividend income is recognized as an appropriate item of profit or loss in the statement of comprehensive income according to the classification of financial instruments.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(4)	Accounting for foreign currencies

The Company’s separate financial statements are presented in Korean Won, which is the functional currency of the Company. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(5)	Cash and cash equivalents

The Company is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(6)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Company evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

•

The accounting policies and purpose specified for the portfolio, and the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets.

•	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

•	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

•	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

•	Frequency, amount, timing and reason for sale of financial assets in the past and forecast of future sale activities

b)	Contractual cash flows

The principal is defined to be the fair value of a financial asset at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Company considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Company considers the following elements when evaluating the above:

•	Conditions that lead to modification of timing or amount of cash flows

•	Contractual terms that adjust contractual nominal interest, including floating rate features

•	Early payment features and maturity extension features

•	Contractual terms that limit the Company’s claim on cash flows arising from certain assets

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

1.1	Financial assets at FVTPL

The Company is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

It is possible to designate a financial asset as financial asset at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial asset at FVTPL (b) the financial asset forms part of the Company’s financial instrument group (A group composed of a combination of financial asset or liability), is measured at fair value and is being evaluated for its performance, and such information is provided internally and (c) the financial asset is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial asset at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’. However, the designation is irrevocable.

1.2	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost and is subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument), and reclassified within the equity for FVTOCI (equity instruments).

1.3	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Company at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Profit or loss arising from financial liabilities at FVTPL is recognized in net income when occurred.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL (b) the financial liability forms part of the Company’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Company’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost. The Company is classifying liabilities such as borrowings etc. as financial liabilities at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Company modifies the business model used to manage financial assets. When the Company modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Company does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Company recognizes financial assets to the extent of its continuing involvement. If the Company holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments.

In cases when a financial asset is not fully derecognized, the Company allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Company derecognizes financial liabilities only when, the Company’s obligations are discharged, canceled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Company exchanges with the existing lender one debt instrument into another one with the substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely limited, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Company concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

Derivatives and equity securities without marketability are generally recognized at an amount computed by an independent appraiser. The Company uses the amount determined by the independent appraiser. The Company verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reperformed by employees who have knowledge of valuation models and assumptions that appraisers used.

6)	Expected credit losses on financial assets

The Company recognizes loss allowance on expected credit losses for the following assets:

•	Financial assets at amortized cost

•	Debt instruments measured at FVTOCI

•	Contract assets as defined by K-IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on past events, current conditions and forecasts of future economic conditions that are available without undue cost or effort at the reporting date.

The methods to measure expected credit losses are classified into following three categories in accordance with K-IFRS:

•	General approach: Financial assets that does not belong to below two models and unused loan commitments

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

•	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

•	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the Company are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related allowance is reclassified from accumulated other comprehensive income to net income.

(7)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Company has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(8)	Property, Plant and Equipment

Property, Plant and Equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of Property, Plant and Equipment is expenditures directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

While land is not depreciated, for all other Property, Plant and Equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Leasehold Improvement	5 years
Equipment and Vehicles	5 years

The Company reassesses the depreciation method, the estimated useful lives and residual values of Property, Plant and Equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a Property, Plant and Equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(9)	Intangible assets and goodwill

The Company is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Company’s intangible asset are amortized over the following economic lives using the straight-line method. However, for some intangible assets, the period of time that is expected to be available is not predictable, so the useful life of some intangible assets is assessed as indefinite and not depreciated.

The estimated useful life and amortization method of intangible assets with a finite useful life are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Software	1~5 years
Development cost	5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount immediately.

(10)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(11)	Derivative instruments

Derivative instruments are classified as forwards, futures, options, and swaps depending on the types of transactions, and are classified as either trading or hedging at the point of transaction based on its purpose.

Derivatives are initially recognized at the fair value of the contract date and are subsequently measured at the fair value of the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and it is effective, the recognition point of gain or loss depends on the characteristics of the hedging relationship.

Derivatives with a positive fair value(+) are recognized as financial assets, and derivatives with a negative fair value(-) are recognized as financial liabilities. Derivatives in financial statements are not offset unless they have a legally enforceable right to set-off or intend to set-off.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(12)	Provisions

The Company recognizes provision if it has present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Company recognizes the expenses incurred in recovering the leased asset to its original state, under the terms of the lease, as a provision at the commencement date of lease or at a specific period of time when the asset is liable as a result of its use. The provision is measured as the best estimate of the expenditure required to recover the asset and is regularly reviewed and adapted to the new circumstances.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

The balance of provisions is reviewed at the end of each reporting period and adjusted to reflect the best estimate as of the end of the reporting period.

(13)	Equity instruments issued by the Company

1)	Capital and compound financial instruments

The Company classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. The compound financial instruments issued by the Company are financial instruments which are neither a financial liability nor an equity instrument as they were designed to contain both equity and debt elements.

If the Company reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of income tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

2)	Hybrid securities

In case of hybrid securities that have the unconditional right to avoid contractual obligations, such as to deliver cash or other financial assets related to financial instruments, they are classifies as equity instruments and presented as part of equity.

(14)	Employee benefits and pensions

The Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Company recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Company recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Company does not have legal obligation to do so because it can be construed as constructive obligation.

The Company is operating defined benefit plans. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Remeasurement recognized in the statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Company presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the separate statement of financial position represents the actual deficit or surplus in the Company’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) the date when the Company is no longer able to cancel its proposal for termination benefits or 2) the date when the Company has recognized the cost of restructuring that accompanies the payment of termination benefits.

(15)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

The Company, as a consolidation group for its wholly-owned subsidiaries applies consolidated tax return approach, in which the Company and its subsidiaries are consolidated into a single tax base and tax amount. The Company determined whether temporary differences are realizable by considering the Company and each subsidiary’s future taxable income. For the changes in deferred income tax asset (liability), the Company recognized income tax expense (benefit), excluding the amounts that are directly adjusted from equity. Also, as the Company became the consolidation entity for tax filings and tax returns, it recognized the total amount of income tax payables as liabilities and individual tax amounts to be received from each of its wholly-owned subsidiaries as receivables.

Deferred income tax assets and liabilities are offset if, and only if, the Company has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit (tax loss) nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

The tax uncertainty arises from the compensation claim filed by the Company, and refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis. In response, the Company paid taxes in accordance with K-IFRS 2123 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future. In addition, the Company appropriately estimates and reflects the amount of corporate tax liabilities based on the analysis of corporate tax laws and the evaluation of many factors, including past experiences.

(16)	Earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(17)	Share-based payments

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Company measures the goods or services received, and the corresponding liability at the fair value and recognizes as employee benefit expenses and liabilities during the vesting period.

The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

(18)	Leases

1)

The Company determines whether the contract is, or contains, a lease at the date of initial application. A contract is or contains a lease if the right to control the use of an identified asset is transferred in exchange for the consideration received for a period of time. In determining whether a contract transfers control of the use of the identified asset, the Company uses the definition of lease in K-IFRS 1116.

2)	Lessee

At the commencement date, the Company recognizes a right-of-use asset and a lease liability. The right-of-use asset is initially measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date (less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement date to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

At the commencement date, a lease liability is measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if the rate can be readily determined. If the rate cannot be readily determined, the Company’s incremental borrowing rate can be used. Generally, the Company uses incremental borrowing rate as a discount rate.

The Company makes adjustments to reflect the terms of the lease and the characteristics of the lease asset in interest rates obtained from external financial information, and calculates the incremental borrowing rate.

The company calculates the lease term by including the relevant period when it is quite certain that the lessee will exercise the extension option or the termination option. The company calculates the enforceable period in consideration of the economic disadvantages of terminating the contract if the lessee and the lessor have the right to terminate it without the consent of the other parties.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

The lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments (including in-substance fixed payments)

•	Variable lease payments that depend on an index (or a rate), initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the lessee under residual value guarantees

•

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

A lease liability is subsequently measured by increasing the carrying amount to reflect interest rate on the lease liability and reducing the carrying amount to reflect the lease payments made. A lease liability is remeasured when future lease payments change, depending on the changes in an index or a rate, change in amounts expected to be payable due to residual value guarantees, assessment of whether the Company is reasonably certain to exercise the purchase option and extension option, the Company is not reasonably certain to exercise the termination options.

When lease liability is remeasured, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

The company consider all relevant facts and circumstances that lead to economic incentives not to exercise the extension option or not exercising the termination option. The period of the extension option (or the period of the termination option) is included in the lease period only when it is reasonably certain that the lessee will exercise the extension option (or will not).

The Company reevaluates the lease term when the option is exercised (or not exercised) or the Company is liable to exercise (or not exercise) the option. Company will change its judgment only when significant events occur that affect the lessee’s control and the determination of the lease term, or there is a significant change in the circumstances.

In the statement of financial position, the Company classified the right-of-use assets that do not meet the definition of investment property as ‘Property, Plant and Equipment’ and the lease liabilities as ‘other financial liabilities.’

The Company has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The outbreak of COVID-19 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Company’s financial condition and results of operations in various forms both domestically and internationally. The Company will continue to evaluate future prospects related to the duration of COVID-19’s economic impact and the government’s policies.

The material accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

(1)	Income taxes

The Company has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Company’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Company’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Company is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the separate financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2, (6) 5), ‘Fair value of financial instruments’, when valuation techniques are used to determine the fair value of a financial instrument, various general techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, which depends on the degree of increase in credit risk after their initial recognition.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired

Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the end of reporting period.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at the end of reporting period.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

The Company has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

(4)	Defined benefit plan

The Company operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Department analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Company.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Company’s management strategy and by determining the Company’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Company Risk Management Council, which is composed of the risk management managers of the subsidiaries, to periodically check and improve the external environment and the Company’s risk burden. The Risk Management Department which is independently structured, controls the risk management matter of the Company and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Company measures expected loss on assets subject to credit risk management and uses it as a management indicator.

2)	Maximum exposure

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		December 31, 2023	December 31, 2022
Loans and other financial assets at amortized cost (*)	Banks	1,095,274	1,946,609
	Corporates	9,541	95,268

	Sub-total	1,104,815	2,041,877

Financial assets at FVTPL	Derivative assets	—	689

Total		1,104,815	2,042,566

(*)	Cash and cash equivalents are not included.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
	Korea	Korea
Loans and other financial assets at amortized cost	1,104,815	2,041,877
Financial assets at FVTPL	—	689

Total	1,104,815	2,042,566

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance, and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2023 and December 31, 2022 (Unit: Korean Won in millions):

	December 31, 2023
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	1,103,460	1,355	1,104,815
Financial assets at FVTPL	—	—	—

Total	1,103,460	1,355	1,104,815

	December 31, 2022
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	2,039,388	2,489	2,041,877
Financial assets at FVTPL	689	—	689

Total	2,040,077	2,489	2,042,566

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

3)	Credit risk exposure

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL as of December 31, 2023 and 2022 is as follows (Unit: Korean Won in millions):

	December 31, 2023
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	1,105,478	—	—	—	—	1,105,478	(663)	1,104,815
Banks	1,095,937	—	—	—	—	1,095,937	(663)	1,095,274
Corporates	9,541	—	—	—	—	9,541	—	9,541
General business	9,541	—	—	—	—	9,541	—	9,541

Total	1,105,478	—	—	—	—	1,105,478	(663)	1,104,815

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are BBB- ~ C.

	December 31, 2022
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	2,042,192	—	—	—	—	2,042,192	(315)	2,041,877
Banks	1,946,924	—	—	—	—	1,946,924	(315)	1,946,609
Corporates	95,268	—	—	—	—	95,268	—	95,268
General business	95,268	—	—	—	—	95,268	—	95,268

Total	2,042,192	—	—	—	—	2,042,192	(315)	2,041,877

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are BBB- ~ C.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(2) Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates, and the Company’s main market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	762,823	587,227	—	41,580	—	—	1,391,630
Financial assets at FVTOCI (*2)	—	—	—	—	—	539,709	539,709

Sub-total	762,823	587,227	—	41,580	—	539,709	1,931,339

Liability:
Debentures	11,118	11,118	160,834	10,192	643,664	926,872	1,763,798

	December 31, 2022
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	315,632	406,445	913,995	—	—	—	1,636,072
Financial assets at FVTOCI (*2)	—	—	—	—	—	312,771	312,771

Sub-total	315,632	406,445	913,995	—	—	312,771	1,948,843

Liability:
Debentures	7,843	7,843	267,698	7,011	382,167	949,275	1,621,837

(*1)

The principal and interest cash flows of cash and cash equivalents are included in the cash flows within three months, with 762,823 million Won and 315,632 million Won as of December 31, 2023 and 2022, respectively.

(*2)	Due to the uncertain timing of the sale, it is included in the section for over 5 years in accordance with the expiration of the remaining contract.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent damages from potential liquidity shortages with effective risk management that could arise from mismatching the maturity of assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	11,118	11,118	160,834	10,192	643,664	926,872	1,763,798
Lease liabilities	746	741	741	741	323	—	3,292
Other financial liabilities	11,744	136,062	—	278	12,334	—	160,418

Total	23,608	147,921	161,575	11,211	656,321	926,872	1,927,508

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,843	7,843	267,698	7,011	382,167	949,275	1,621,837
Lease liabilities	797	770	767	764	3,070	—	6,168
Other financial liabilities	10,720	21,087	—	348	8,000	—	40,155

Total	19,360	29,700	268,465	8,123	393,237	949,275	1,668,160

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	11,118	11,118	160,834	10,192	643,664	926,872	1,763,798
Lease liabilities	746	741	741	741	323	—	3,292
Other financial liabilities	11,744	136,062	—	278	12,334	—	160,418

Total	23,608	147,921	161,575	11,211	656,321	926,872	1,927,508

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,843	7,843	267,698	7,011	382,167	949,275	1,621,837
Lease liabilities	797	770	767	764	3,070	—	6,168
Other financial liabilities	10,720	21,087	—	348	8,000	—	40,155

Total	19,360	29,700	268,465	8,123	393,237	949,275	1,668,160

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

3)	Maturity analysis of derivative financial liabilities

There are no derivative financial liabilities measured at fair value through profit or loss as of December 31, 2023 and 2022.

(4)	Capital management

The Company complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlement and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Company.

According to the above regulations, the Company is required to meet the following minimum requirements: Common Equity Tier 1 capital ratio of 8.0%, a Tier 1 capital ratio of 9.5%, and a Total capital ratio of 11.5%.

Details of the Company’s capital adequacy ratio calculated based on the consolidated financial statements are as follows (Unit: Korean Won in millions):

Details	December 31, 2023(*)	December 31, 2022
Tier 1 capital	26,343,941	23,757,296
Other Tier 1 capital	4,596,584	4,208,994
Tier 2 capital	3,815,920	3,437,735

Total risk-adjusted capital	34,756,445	31,404,025

Risk-weighted assets for credit risk	195,490,941	182,028,062
Risk-weighted assets for market risk	4,697,055	6,759,527
Risk-weighted assets for operational risk	19,603,749	16,519,885

Total risk-weighted assets	219,791,745	205,307,474

Common Equity Tier 1 ratio	11.99%	11.57%

Tier 1 capital ratio	14.08%	13.62%

Total capital ratio	15.81%	15.30%

(*)	The capital ratio at the end of the current period is provisional.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

5.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Demand deposits	9,507	18,361
Fixed deposits	280,000	295,000

Total	289,507	313,361

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	19,789	(24,676)
Changes in right-of-use assets due to new contract	1,238	893
Changes in right-of-use assets due to renewal of contract	—	5,463
Changes in lease liabilities due to new contract	1,238	803
Changes in lease liabilities due to renewal of contract	—	5,251
Comprehensive stock exchange	374,109	—
Change in bond discount issuance differences due to bond issuance	766	236

(3)	Adjustments of liabilities from financing activities for the years ended December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Beginning	Cash flow	Not involving cash inflows and outflows		Ending
			Amortization	Others (*)
Debentures	1,447,762	139,234	663	—	1,587,659
Lease liabilities	5,884	(3,128)	212	235	3,203

Total	1,453,646	136,106	875	235	1,590,862

(*)	Changes in lease liabilities due to new contracts include 483 million Won.

	For the year ended December 31, 2022
	Beginning	Cash flow	Not involving cash inflows and outflows		Ending
			Amortization	Others (*)
Debentures	1,367,429	79,764	569	—	1,447,762
Lease liabilities	2,954	(3,072)	32	5,970	5,884

Total	1,370,383	76,692	601	5,970	1,453,646

(*)	Changes in lease liabilities due to new contracts and renewed include 6,054 million Won.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

6.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Financial assets at FVTPL mandatorily measured at fair value	—	689

(2)	Financial assets at FVTPL mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Derivatives assets	—	689

(3)	Financial assets at FVTPL designated as upon initial recognition is nil among financial assets at FVTPL as of December 31, 2023 and 2022.

7.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Hybrid securities	539,709	312,771

(2)	Details of equity securities designated as financial assets at FVTOCI as of December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2023	December 31, 2022
Investment for political purpose	539,709	312,771

8.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Due from banks	1,073,346	1,299,687
Other financial assets	31,469	742,190

Total	1,104,815	2,041,877

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Due from banks in local currency:
Due from depository banks	1,074,000	1,300,000
Loss allowance	(654)	(313)

Total	1,073,346	1,299,687

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(3)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(313)	—	—	(313)
Provision of allowance for credit loss	(341)	—	—	(341)

Ending balance	(654)	—	—	(654)

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(72)	—	—	(72)
Provision of allowance for credit loss	(241)	—	—	(241)

Ending balance	(313)	—	—	(313)

2)	Gross carrying amount

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,300,000	—	—	1,300,000
Net increase (decrease)	(226,000)	—	—	(226,000)

Ending balance	1,074,000	—	—	1,074,000

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	160,000	—	—	160,000
Net increase (decrease)	1,140,000	—	—	1,140,000

Ending balance	1,300,000	—	—	1,300,000

(4)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Receivables	9,541	724,101
Accrued income	19,829	15,991
Lease deposits	2,108	2,101
Loss allowance	(9)	(3)

Total	31,469	742,190

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(5)	Changes in the allowances for credit losses and gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3)	—	—	(3)
Provision of allowance for credit loss	(6)	—	—	(6)

Ending balance	(9)	—	—	(9)

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Provision of allowance for credit loss	(3)	—	—	(3)

Ending balance	(3)	—	—	(3)

2)	Gross carrying amount

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	742,193	—	—	742,193
Net increase (decrease)	(710,715)	—	—	(710,715)

Ending balance	31,478	—	—	31,478

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	473,182	—	—	473,182
Net increase (decrease)	269,011	—	—	269,011

Ending balance	742,193	—	—	742,193

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

9.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	—	—
Financial assets at FVTOCI
Hybrid securities	—	—	539,709	539,709

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	689	689
Financial assets at FVTOCI
Hybrid securities	—	—	312,771	312,771

Financial assets measured at FVTPL and financial assets measured at FVTOCI are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Company determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Hybrid securities	The fair value is measured using the Hull and White model and the Monte Carlo Simulations.	YTM Matrix, Additive spread by grade, Risk spread by entity, Effective Credit rating, Issuing information by item, Interest rate volatility estimate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Hybrid securities	Hull and White, Monte Carlo Simulation	Hybrid securities related	Interest rate (YTM), Market rate	Interest rate 3.02%~ 3.53% Market rate 4.49% ~ 6.31%	Variation of fair value increases as variation of interest rate (YTM) increases.

The fair value of financial assets classified as level 3 uses external valuation figures.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows. (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Beginning balance	Net Income	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL Derivative assets	689	2,023	—	—	(2,712)	—	—
Financial assets at FVTOCI Hybrid securities	312,771	—	26,938	200,000	—	—	539,709
Financial liabilities:
Financial liabilities at FVTPL Derivative liabilities	—	—	—	—	—	—	—

	For the year ended December 31, 2022
	Beginning balance	Net Income	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL Derivative assets	—	689	—	—	—	—	689
Financial assets at FVTOCI Hybrid securities	146,294	—	(33,523)	200,000	—	—	312,771
Financial liabilities:
Financial liabilities at FVTPL Derivative liabilities	329	(329)	—	—	—	—	—

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis on financial instruments shows how changes in unobservable inputs affect changes in fair value of the instruments through favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for equity related derivatives of which fair value changes are recognized as net income and hybrid securities of which fair value changes are recognized as other comprehensive income among level 3 financial instruments.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility.(Unit: Korean Won in millions):

December 31, 2023
	Net income		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL Derivative assets	—	—	—	—
Financial assets at FVTOCI Hybrid securities (*1)	—	—	16,476	(15,888)

(*1)	Fair value changes of hybrid securities are calculated by increasing or decreasing discount rate, which is the major unobservable variable, by 1%, respectively.

	December 31, 2022
	Net income		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL Derivative assets (*1)	16,523	(13,279)	—	—
Financial assets at FVTOCI Hybrid securities (*2)	—	—	10,347	(9,988)

(*1)

Fair value changes of unlisted equity related derivatives are calculated by increasing or decreasing discount rate applied to the fair value of the underlying assets, which are major unobservable variables, by 1%, respectively.

(*2)	Fair value changes of hybrid securities are calculated by increasing or decreasing discount rate, which is the major unobservable variable, by 1%, respectively.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	1,104,815	1,104,815	1,104,815
Financial liabilities:
Debentures	—	1,518,440	—	1,518,440	1,587,659
Other financial liabilities (*1,2)	—	—	160,418	160,418	160,418

(*1)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.
(*2)	It does not include lease liabilities.

	December 31, 2022
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	2,041,877	2,041,877	2,041,877
Financial liabilities:
Debentures	—	1,277,164	—	1,277,164	1,447,762
Other financial liabilities (*1,2)	—	—	40,155	40,155	40,155

(*1)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.
(*2)	It does not include lease liabilities.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Company determines the fair value using valuation methods. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed. Valuation techniques and input variables for the fair value of financial liabilities that are recorded at amortized cost are as follows:

	Valuation methods	Input variables
Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Company.	Risk-free market rate, etc.

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

1)	Financial assets

	December 31, 2023
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Due from banks	—	—	1,073,346	1,073,346
Hybrid securities	—	539,709	—	539,709
Derivative assets	—	—	—	—
Other financial assets	—	—	31,469	31,469

Total	—	539,709	1,104,815	1,644,524

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

	December 31, 2022
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Due from banks	—	—	1,299,687	1,299,687
Hybrid securities	—	312,771	—	312,771
Derivative assets	689	—	—	689
Other financial assets	—	—	742,190	742,190

Total	689	312,771	2,041,877	2,355,337

2)	Financial liabilities

	December 31, 2023		December 31, 2022
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost
Debentures	—	1,587,659	—	1,447,762
Other financial liabilities	—	160,418	—	40,155

Total	—	1,748,077	—	1,487,917

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category for the years ended December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Interest income (expense)	Provision of credit loss	Gain on transactions and valuation	Dividends	Total
Financial assets at FVTPL	—	—	2,023	—	2,023
Financial assets at FVTOCI	—	—	—	17,131	17,131
Loans and other financial assets at amortized cost (*)	64,592	(348)	—	—	64,244
Financial liabilities at amortized cost	(36,834)	—	—	—	(36,834)

Total	27,758	(348)	2,023	17,131	46,564

(*)	15,070 million Won interest income of cash and cash equivalents are included.

	For the year ended December 31, 2022
	Interest income (expense)	Provision of credit loss	Gain on transactions and valuation	Dividends	Total
Financial assets at FVTPL	—	—	1,018		1,018
Financial assets at FVTOCI	—	—	—	12,967	12,967
Loans and other financial assets at amortized cost (*)	25,614	(244)	—	—	25,370
Financial liabilities at amortized cost	(30,606)	—	—	—	(30,606)

Total	(4,992)	(244)	1,018	12,967	8,749

(*)	9,138 million Won interest income of cash and cash equivalents are included.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

10.	INVESTMENTS IN SUBSIDIARIES

(1)	Details of Investments in subsidiaries are as follows (Unit: Korean Won in millions and number of shares):

Subsidiaries (*1)	Location	Capital stock	Main business
Woori Bank	Korea	3,581,400	Bank
Woori Card Co., Ltd.	Korea	896,300	Finance
Woori Financial Capital Co., Ltd.	Korea	373,800	Finance
Woori Investment Bank Co., Ltd.	Korea	691,400	Other credit finance business
Woori Asset Trust Co., Ltd.	Korea	15,300	Real estate trust
Woori Savings Bank	Korea	124,000	Mutual saving bank
Woori F&I Co., Ltd.	Korea	20,000	Finance
Woori Asset Management Corp	Korea	20,000	Finance
Woori Venture Partners Co., Ltd.	Korea	50,000	Other financial services
Woori Global Asset Management Co., Ltd.	Korea	20,000	Finance
Woori Private Equity Asset Management Co., Ltd.	Korea	80,000	Finance
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information
Woori Fund Service Co., Ltd.	Korea	10,000	Financial support service business
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business

	December 31, 2023			December 31, 2022
Subsidiaries (*1)	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use
Woori Bank	716,000,000	100.0	December 31, 2023	716,000,000	100.0	December 31, 2022
Woori Card Co., Ltd.	179,266,200	100.0	December 31, 2023	179,266,200	100.0	December 31, 2022
Woori Financial Capital Co., Ltd.	74,757,594	100.0	December 31, 2023	74,757,594	100.0	December 31, 2022
Woori Investment Bank Co., Ltd.	1,382,850,405	100.0	December 31, 2023	513,162,392	58.7	December 31, 2022
Woori Asset Trust Co., Ltd.	2,210,600	95.3	December 31, 2023	1,560,000	67.2	December 31, 2022
Woori Savings Bank	24,802,623	100.0	December 31, 2023	24,802,623	100.0	December 31, 2022
Woori F&I Co., Ltd.	4,000,000	100.0	December 31, 2023	4,000,000	100.0	December 31, 2022
Woori Asset Management Corp	2,920,000	73.0	December 31, 2023	2,920,000	73.0	December 31, 2022
Woori Venture Partners Co., Ltd.	100,000,000	100.0	December 31, 2023	—	—	—
Woori Global Asset Management Co., Ltd.	4,000,000	100.0	December 31, 2023	4,000,000	100.0	December 31, 2022
Woori Private Equity Asset Management Co., Ltd.	16,000,000	100.0	December 31, 2023	16,000,000	100.0	December 31, 2022
Woori Credit Information Co., Ltd.	1,008,000	100.0	December 31, 2023	1,008,000	100.0	December 31, 2022
Woori Fund Service Co., Ltd.	2,000,000	100.0	December 31, 2023	2,000,000	100.0	December 31, 2022
Woori FIS Co., Ltd.	4,900,000	100.0	December 31, 2023	4,900,000	100.0	December 31, 2022
Woori Finance Research Institute Co., Ltd.	600,000	100.0	December 31, 2023	600,000	100.0	December 31, 2022

(*1)	Only subsidiaries invested directly by the Company are included.
(*2)	The percentage is based on the effective shareholding rate relative to the number of stocks outstanding.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Bank Co., Ltd.(*1)	447,673	759,678	—	1,207,351
Woori Asset Trust Co., Ltd.(*2)	224,198	179,444	—	403,642
Woori Savings Bank	213,238	—	—	213,238
Woori F&I Co., Ltd.	200,000	—	—	200,000
Woori Asset Management Corp	122,449	—	—	122,449
Woori Venture Partners Co., Ltd.(*3)	—	336,439	—	336,439
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000
Woori Private Equity Asset Management Co., Ltd.	57,797	—	—	57,797
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	22,394,915	1,275,561	—	23,670,476

(*1)

The Company acquired residual interest (41.3%, including treasury stocks) of Woori Investment Bank Co., Ltd. in August 8 2023, to make it a wholly owned subsidiary and the capital increase amount of 500,000 million Won was made in December 2023.

(*2)	The Company additionally acquired 28.1% (excluding treasury stocks) interests of Woori Asset Trust Co Ltd on March 31, 2023. In the case of including treasury stocks, the share ratio was 21.3%.
(*3)

The Company additionally acquired 53.9% interests of Daol Investment Co Ltd (excluding treasury stocks) on March 23, 2023. In the case of including treasury stocks, the share ratio was 52.0%) and the Company name was changed to Woori Venture Partners Co., Ltd. The Company additionally acquired treasury stocks held by Woori Venture Partners Co., Ltd. (3.5% interests) in May 2023, and acquired 44.5% residual interest in August 8 2023, to make it a wholly owned subsidiary.

	For the year ended December 31, 2022
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Bank Co., Ltd.	447,673	—	—	447,673
Woori Asset Trust Co., Ltd.	224,198	—	—	224,198
Woori Savings Bank	213,238	—	—	213,238
Woori F&I Co., Ltd. (*1)	—	200,000	—	200,000
Woori Asset Management Corp	122,449	—	—	122,449
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000
Woori Private Equity Asset Management Co., Ltd. (*2)	7,797	50,000	—	57,797
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	22,144,915	250,000	—	22,394,915

(*1)	On January 7, 2022, Woori Financial F&I Co., Ltd. was established (100% stake, 200 billion Won in stock payments) and included as a subsidiary.
(*2)	The Capital increase amount of 50,000 million Won was made in June 2022.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

11.	PROPERTY, PLANT AND EQUIPMENT

(1)	Details of Property, Plant and Equipment as of December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Building	Equipment and Vehicles	Leasehold improvements	Total
Property, Plant and Equipment (owned)	—	1,078	2,053	3,131
Right-of-use asset	2,970	508	—	3,478

Total	2,970	1,586	2,053	6,609

	December 31, 2022
	Building	Equipment and Vehicles	Leasehold improvements	Total
Property, Plant and Equipment (owned)	—	1,944	3,125	5,069
Right-of-use asset	5,462	521	—	5,983

Total	5,462	2,465	3,125	11,052

(2)	Details of Property, Plant and Equipment (owned) as of December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	6,370	6,272	12,642
Accumulated depreciation	(5,292)	(4,219)	(9,511)

Net carrying amount	1,078	2,053	3,131

	December 31, 2022
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	6,012	6,107	12,119
Accumulated depreciation	(4,068)	(2,982)	(7,050)

Net carrying amount	1,944	3,125	5,069

(3)	Details of changes in Property, Plant and Equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	1,944	3,125	5,069
Acquisitions	358	165	523
Depreciation	(1,224)	(1,237)	(2,461)

Ending balance	1,078	2,053	3,131

	For the year ended December 31, 2022
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	2,676	2,411	5,087
Acquisitions	429	1,783	2,212
Depreciation	(1,161)	(1,069)	(2,230)

Ending balance	1,944	3,125	5,069

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(4)	Details of right-of-use assets as of December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Building	Equipment and Vehicles	Total
Acquisition cost	5,295	928	6,223
Accumulated depreciation	(2,325)	(420)	(2,745)

Net carrying amount	2,970	508	3,478

	December 31, 2022
	Building	Equipment and Vehicles	Total
Acquisition cost	10,320	1,191	11,511
Accumulated depreciation	(4,858)	(670)	(5,528)

Net carrying amount	5,462	521	5,983

(5)	Details of changes in right-of-use assets for the years ended December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Building	Equipment and Vehicles	Total
Beginning balance	5,462	521	5,983
New contracts	754	484	1,238
Contract change	(173)	—	(173)
Termination	—	(116)	(116)
Depreciation	(3,073)	(381)	(3,454)

Ending balance	2,970	508	3,478

	For the year ended December 31, 2022
	Building	Equipment and Vehicles	Total
Beginning balance	2,272	431	2,703
New contracts	5,777	579	6,356
Contract change	—	—	—
Termination	—	(78)	(78)
Depreciation	(2,587)	(411)	(2,998)

Ending balance	5,462	521	5,983

12.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2023
	Software	Development cost	Membership deposit	Total
Acquisition cost	4,328	3,622	2,371	10,321
Accumulated amortization	(3,841)	(2,428)	—	(6,269)

Net carrying amount	487	1,194	2,371	4,052

	December 31, 2022
	Software	Development cost	Membership deposit	Total
Acquisition cost	3,866	3,500	2,371	9,737
Accumulated amortization	(3,162)	(1,716)	—	(4,878)

Net carrying amount	704	1,784	2,371	4,859

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	704	1,784	2,371	—	4,859
Acquisitions	172	61	—	350	583
Amortization	(678)	(712)	—	—	(1,390)
Transfer	289	61	—	(350)	—

Ending balance	487	1,194	2,371	—	4,052

	For the year ended December 31, 2022
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	882	1,918	2,371	—	5,171
Acquisitions	477	200	—	300	977
Amortization	(655)	(634)	—	—	(1,289)
Transfer	—	300	—	(300)	—

Ending balance	704	1,784	2,371	—	4,859

13.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Prepaid expenses	484	322

14.	DEBENTURES

Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2023		December 31, 2022
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bonds:
General bonds	1.70~4.25	640,000	1.23~3.90	500,000
Subordinated bonds	2.13~2.55	950,000	2.13~2.55	950,000

Sub-total		1,590,000		1,450,000
Deducted item:
Discounts on bonds		(2,341)		(2,238)

Total		1,587,659		1,447,762

15.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Asset retirement obligation	1,227	487

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(2)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31,2023	For the year ended December 31,2022
Beginning balance	487	394
Increase	754	87
Amortization	52	6
Reversal due to contract change	(66)	—

Ending balance	1,227	487

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased assets used as offices as of December 31, 2023, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of the lease period of each office, and the Company used the average amount of the major subsidiaries’ actual recovery cost and the inflation rate for the past 3 years in order to estimate future recovery cost.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

16.	NET DEFINED BENEFIT ASSET

The Company’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes into account of projected earnings’ increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit asset are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Present value of defined benefit obligation	(13,280)	(18,660)
Fair value of plan assets	17,221	24,607

Net defined benefit asset	3,941	5,947

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2023	For the year ended December 31, 2022
	Beginning balance	18,660	20,966
	Transfer-in / out	(6,959)	(625)
	Current service cost	3,524	2,527
	Interest cost	967	608
Remeasurements	Financial assumption	1,161	(4,443)
	Experience adjustment	(634)	917
	Retirement benefit paid	(1,783)	(941)
	Others	(1,656)	(349)

	Ending balance	13,280	18,660

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Beginning balance	24,607	22,482
Transfer-in / out	(6,014)	644
Interest income	1,332	685
Remeasurements	(658)	(310)
Employer’s contributions	—	2,070
Retirement benefit paid	(2,046)	(964)

Ending balance	17,221	24,607

(4)	The fair value of plan assets as of December 31, 2023 and 2022 is as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Cash and due from banks	17,221	24,607

Meanwhile, the actual revenue of the current and prior term plan assets is 674 million Won and 375 million Won, respectively. The contribution expected to be paid in the fiscal year beginning after the reporting period is 1,214 million Won.

(5)	The amount recognized in profit or loss and total comprehensive income related to the defined benefit plan for the years ended December 31, 2023 and 2022 is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Current service cost	3,524	2,527
Net interest expense	(365)	(77)

Cost recognized in net income	3,159	2,450

Remeasurements (*)	1,185	(3,216)

Cost recognized in total comprehensive income	4,344	(766)

(*)	The amount is before income tax effect.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

	December 31, 2023	December 31, 2022
Discount rate	4.55%	5.34%
Future wage growth rate	5.75%	5.50%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

The weighted average maturity of the defined benefit obligation is 9.50 years.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

			December 31, 2023	December 31, 2022
Discount rate	Increase by 1	% point	(1,119)	(1,487)
	Decrease by 1	% point	1,277	1,701
Future wage growth rate	Increase by 1	% point	1,251	1,683
	Decrease by 1	% point	(1,118)	(1,499)

17.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Other financial liabilities:
Accounts payable	140,592	20,243
Accrued expenses	19,826	19,912
Lease liabilities	3,203	5,884

Sub-total	163,621	46,039

Other liabilities:
Other miscellaneous liabilities	392	591

Total	164,013	46,630

18.	DERIVATIVES

Derivative assets are as follows (Unit: Korean Won in millions):

	December 31, 2023		December 31, 2022
	Nominal amount	Assets (Liabilities) For trading	Nominal amount	Assets (Liabilities) For trading
Equity Forwards	—	—	176,720	689

Derivatives held for trading were terminated due to the additional acquisition of shares of Woori Asset Trust on March 31, 2023 (Note 4, Note 6 and Note 9).

19.	EQUITY

(1)	Details of equity as of December 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

		December 31, 2023	December 31, 2022
Capital		3,802,676	3,640,303
Hybrid securities		3,610,953	3,112,273
Capital surplus		11,120,236	10,909,281
Other equity	Treasury stock	(628)	(26)
	Accumulated other comprehensive income	(7,243)	(26,160)

	Sub-total	(7,871)	(26,186)

Retained earnings (*1) (*2)		5,475,004	5,261,231

Total		24,000,998	22,896,902

(*1)	The regulatory reserve for credit loss in retained earnings amounted to 3,697 million Won and 2,356 million Won as of December 31, 2023 and 2022 in accordance with the relevant regulation.
(*2)

The earned surplus reserve in retained earnings amounted to 300,190 million Won and 181,860 million Won as of December 31, 2023 and 2022 in accordance with the Article 53 of the Financial Holding Company Act.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(2)	The number of authorized shares and others of the Company are as follows:

	December 31, 2023	December 31, 2022
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued*	751,949,461 Shares	728,060,549 Shares
Capital stock	3,802,676 million Won	3,640,303 million Won

(*)	Due to retirement of treasury stock (5,585,799 shares), total par value of the shares issued and paid-in capital is different.

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2023	December 31, 2022
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25		5.97	220,000	220,000
Securities in local currency	2023-02-10		4.65	300,000	—
Securities in local currency	2023-09-07	—	5.04	200,000	—
Issuance cost				(9,047)	(7,727)

Total				3,610,953	3,112,273

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from the date of issuance.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(27,364)	26,938	(7,149)	(7,575)
Remeasurements of defined benefit plan	1,204	(1,185)	313	332

Total	(26,160)	25,753	(6,836)	(7,243)

	For the year ended December 31, 2022
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(2,688)	(33,522)	8,846	(27,364)
Remeasurements of defined benefit plan	(1,160)	3,216	(852)	1,204

Total	(3,848)	(30,306)	7,994	(26,160)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Company calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Beginning balance	3,697	2,356
Planned provision (reversal) of regulatory reserve for credit loss	(3,560)	1,341

Ending balance	137	3,697

2)	Provision of regulatory reserve for credit loss, adjusted net income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Net income before regulatory reserve	1,424,508	1,183,249
Provision (reversal) of regulatory reserve for credit loss	(3,560)	1,341
Adjusted net income after the provision of regulatory reserve	1,428,068	1,181,908
Dividends to hybrid securities	(131,149)	(91,757)
Adjusted net income after regulatory reserve and dividends to hybrid securities	1,296,919	1,090,151
Adjusted EPS after regulatory reserve and dividends to hybrid securities (Unit: Korean Won)	1,759	1,497

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(6)	Statements of appropriations of retained earnings are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023 (Expected date of disposal March 22, 2024)	For the year ended December 31, 2022 (Confirmed date of disposal March 24, 2023)
Unappropriated retained earnings:
Unappropriated retained earnings carried over from prior years	4,243,846	4,094,731
Interim dividend (dividend per share (%)) (2023: 360 Won (7.2%)) (2022: 150 Won (3.0%))	(266,089)	(109,209)
Dividend to hybrid equity securities	(131,149)	(91,757)
Retirement of treasury stock	(100,000)	—
Net income	1,424,508	1,183,249

	5,171,116	5,077,014

Appropriation of retained earnings:
Earned profit reserves	3,560	—

	3,560	—
Distribution of retained earnings:
Earned profit reserves	142,460	118,330
Regulatory reserve for credit loss	—	1,341
Cash dividend (dividend per share (%)) (2023: 640 Won (12.8%)) (2022: 980 won (19.6%))	481,213	713,497

	623,673	833,168

Unappropriated retained earnings to be carried forward	4,551,003	4,243,846

The appropriation of retained earnings for the year ended December 31, 2023, is expected to be appropriated at the shareholders’ meeting on March 22, 2024. The appropriation date for the year ended December 31, 2022, was March 24, 2023.

(7)	Changes in treasury stocks are as follows (Unit: Shares, Korean Won in millions):

	December 31, 2023
	Beginning balance	Acquisition	Retirement	Ending balance
Number of shares	2,324	8,637,420	(8,585,799)	53,945
Book value	26	100,602	(100,000)	628

	December 31, 2022
	Beginning balance	Acquisition	Retirement	Ending balance
Number of shares	2,324	—	—	2,324
Book value	26	—	—	26

20.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2022 were 980 Won and 713,497 million Won, respectively, approved at the regular general shareholder’s meeting held on March 24, 2023, and were paid in April 2023.

(2)	On July 21, 2023, the Board of Directors has declared a quarterly dividend of 180 Won per share (130,748 million Won in total) with June 30, 2023 as a record date, and were paid in August 2023.

(3)

On October 26, 2023, the Board of Directors has declared a quarterly dividend of 180 Won per share (135,341 million Won in total) with September 30, 2023 as a record date, and were paid in November 2023.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(4)

Dividends per share and the total dividends for the fiscal year ending December 31, 2023 were 640 Won and 481,213 million Won, respectively, will be approved at the regular general shareholders’ meeting to be held on March 22, 2024, with February 29, 2024 as the dividend record date. The current financial statements do not include such outstanding dividends.

21.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Interest on due from banks	64,496	25,587
Other interest income	96	27

Total	64,592	25,614

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Interest on borrowings	36,834	30,606
Other interest expense	51	6
Interest on lease liabilities	212	32

Total	37,097	30,644

22.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income incurred are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Fees and commissions income	1,625	1,596

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Fees and commissions paid	10,752	7,837
Others	10,970	8,818

Total	21,722	16,655

23.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Dividend income recognized from investments in subsidiaries	1,465,826	1,259,426
Dividend income recognized from FVTOCI	17,130	12,967

Total	1,482,956	1,272,393

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

24.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gain or loss related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Gains and losses on financial instruments at FVTPL mandatorily measured at fair value	2,023	1,018

(2)	Details of net gain or loss on financial instrument at FVTPL are as follows (Unit: Korean Won in millions):

			For the year ended December 31, 2023	For the year ended December 31, 2022
Derivatives (Held for trading)	Equity derivatives	Gain on transactions and valuation	2,023	1,018

25.	REVERSAL(PROVISION) FOR IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Details of reversal for impairment losses due to credit loss recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Provision for impairment losses due to credit loss on loans and other financial assets at amortized cost	(348)	(244)

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

26.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the year ended December 31, 2023	For the year ended December 31, 2022
Employee benefits	Short-term employee benefits	Salaries	29,196	30,661
		Employee fringe benefits	9,978	9,978
		Retirement benefit service costs	3,159	2,450
		Share based payments	2,362	2,157

		Sub-total	44,695	45,246

Depreciation and amortization			7,305	6,517
Other general and administrative expenses		Rent	1,715	1,602
		Taxes and public dues	461	400
		Service charges	2,631	3,038
		Computer and IT related	6,358	6,040
		Telephone and communication	803	754
		Operating promotion	1,165	1,307
		Advertising	95	168
		Printing	62	52
		Traveling	400	588
		Supplies	144	157
		Insurance premium	202	195
		Reimbursement	1,079	1,081
		Vehicle maintenance	220	282
		Others	24	24

		Sub-total	15,359	15,688

		Total	67,359	67,451

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(2)	Share-based payment

Details of performance condition share-based payment granted to executives as of December 31, 2023 and 2022 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		12,885 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		0 years
Number of shares remaining	As of December 31, 2023	189,270 shares
	As of December 31, 2022	189,270 shares
Number of shares granted (*2)	As of December 31, 2023	189,270 shares
	As of December 31, 2022	189,270 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		12,105 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		1 years
Number of shares remaining	As of December 31, 2023	239,798 shares
	As of December 31, 2022	239,798 shares
Number of shares granted (*2)	As of December 31, 2023	239,798 shares
	As of December 31, 2022	239,798 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		11,371 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		2 years
Number of shares remaining	As of December 31, 2023	223,176 shares
	As of December 31, 2022	223,176 shares
Number of shares granted (*2)	As of December 31, 2023	223,176 shares
	As of December 31, 2022	223,176 shares

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		10,683 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		3 years
Number of shares remaining	As of December 31, 2023	160,929 shares
	As of December 31, 2022	—
Number of shares granted (*2)	As of December 31, 2023	160,929 shares
	As of December 31, 2022	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated and used to measure the liability according to the Black Shawls model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

2)

The Company accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of December 31, 2023 and 2022 the book value of the liabilities related to the performance condition share-based payments recognized by the Company is 9,598 million Won and 8,266 million Won.

27.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Other non-operating income	98	61
Other non-operating expense	(1,141)	(1,424)

Total	(1,043)	(1,363)

(2)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Lease change cancellation income	37	5
Others	61	56

Total	98	61

(3)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Donations	1,120	1,420
Lease change cancellation loss	2	1
Others	19	3

Total	1,141	1,424

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

28.	INCOME TAX EXPENSE (INCOME) AND DEFERRED TAX

(1)	Details of income tax expense(income) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Current tax expense:
Current tax expense with respect to the current period	—	—

Sub-total	—	—

Deferred tax expense income
Change in deferred tax liabilities(assets) due to temporary differences	5,955	(6,979)
Income tax expense directly attributable to equity	(6,836)	7,994

Sub-total	(881)	1,015

Income tax expense (income)	(881)	1,015

(2)	The relationship between income before income tax expense deduction and income tax expense in the current comprehensive income statement is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Net income before income tax expense	1,423,627	1,184,264
Tax calculated at statutory tax rate (*1)	365,476	315,311
Adjustments:
Effects of income that is exempt from taxation	(386,749)	(340,038)
Effect of expenses that are not deductible in determining taxable profit	613	750
Effect of corporate tax due to consolidate tax plans	19,975	23,348
Others	(196)	1,644

Sub-total	(366,357)	(314,296)

Income tax expense (income)	(881)	1,015

Effective tax rate (*2)	—	0.09%

(*1)

In 2023, the corporate tax rate is 9.9% up to 200 million Won in tax basis, 20.9% over 200 million Won to 20 billion Won, 23.1% over 20 billion Won to 300 billion Won and 26.4% over 300 billion Won. In 2022, the corporate tax rate is 11% up to 200 million Won in tax basis, 22% over 200 million Won to 20 billion Won, 24.2% over 20 billion Won to 300 billion Won and 27.5% over 300 billion Won.

(*2)	It is tax income for the year ended December 31, 2023, so the annual effective tax rate was not calculated.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(3)	Details of changes in deferred income tax assets and liabilities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) related to securities	9,866	—	(7,149)	2,717
Provision for loan losses	83	90	—	173
Defined benefit liability	1,430	272	139	1,841
Deposits with employee retirement insurance trust	(2,640)	625	174	(1,841)
Provisions	129	195	—	324
Share based payment	2,189	344	—	2,533
Others	2,376	(645)	—	1,731

Net deferred tax assets(liabilities) in total	13,433	881	(6,836)	7,478

	For the year ended December 31, 2022
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) related to securities	1,019	—	8,847	9,866
Gain (loss) on valuation of derivatives	90	(90)	—	—
Provision for loan losses	20	63	—	83
Defined benefit liability	2,637	(272)	(935)	1,430
Deposits with employee retirement insurance trust	(1,186)	(1,536)	82	(2,640)
Provisions	108	21	—	129
Share based payment	1,650	539	—	2,189
Others	2,116	260	—	2,376

Net deferred tax assets(liabilities) in total	6,454	(1,015)	7,994	13,433

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Deductible temporary differences	7,545	5,639
Taxable temporary differences	(7,920,330)	(7,917,618)

Total	(7,912,785)	(7,911,979)

No deferred income tax asset has been recognized for the deductible temporary difference of 7,545 million Won associated with investments in subsidiaries as of December 31, 2023, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax liability has been recognized for the taxable temporary difference of 7,920,330 million Won associated with investment in subsidiaries as of December 31, 2023, due to the following reasons:

•	The Company is able to control the temporary difference of extinguishment.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Net gain (loss) on valuation of financial assets at FVTOCI	2,717	9,866
Remeasurements of defined benefit plan	(99)	(412)

Total	2,618	9,454

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions)

	December 31, 2023	December 31, 2022
Current tax assets	158,951	14,350
Current tax liabilities	32,125	721,795

29.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Net income	1,424,508	1,183,249
Dividends to hybrid securities	(131,149)	(91,757)
Net income attributable to common shareholders	1,293,359	1,091,492
Weighted average number of common shares outstanding (Unit: million shares)(*)	737	728
Basic EPS (Unit: Korean Won)	1,754	1,499

(*)

The number of common shares issued by the Company is 751,949,461. The calculation of the weighted average number of common shares took into account the retirement of 8,585,799 treasury shares that were acquired, as well as the issuance of 32,474,711 common shares through a comprehensive stock exchange during the year ended December 31, 2023.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(2)	The weighted average number of common shares outstanding is as follows: (Unit: number of shares)

For the year ended December 31, 2023
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	728,060,549	265,742,100,385
Treasury stock	(2,324)	(848,260)
Acquisition and retirement of treasury stock	(8,585,799)	(1,386,759,947)
Acquisition of treasury stock (Fractional shares in comprehensive exchange)	(51,621)	(6,504,246)
Issuance of new shares (Comprehensive stock exchange)	32,474,711	4,741,307,806
Sub-total (①)		269,089,295,738
Weighted average number of common shares outstanding (②=(①/365))		737,230,947

For the year ended December 31, 2022
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	728,060,549	265,742,100,385
Treasury stock	(2,324)	(848,260)
Sub-total (①)		265,741,252,125
Weighted average number of common shares outstanding (②=(①/365))		728,058,225

Diluted EPS is equal to basic EPS because there is no dilution effect for the year ended December 31, 2023 and 2022.

30.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Litigation case

As of December 31, 2023 and 2022, the Company has no litigation case in progress.

(2)	Details of loan commitments with financial institutions are as follows (Unit: Korean Won in millions):

		December 31, 2023		December 31, 2022
	Financial institutions	Line of credit	Loan balance	Line of credit	Loan balance
Loans	Standard Chartered Bank Korea Ltd.	100,000	—	100,000	—

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

31.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of December 31, 2023 and 2022, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2023 and 2022 are as follows:

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties	Title of account	December 31, 2023	December 31, 2022
Subsidiaries
Woori Bank	Cash and cash equivalents	289,507	313,361
	Other financial assets	1,094,635	1,945,807
	Allowance for credit losses	(663)	(315)
	Other financial liabilities	131,397	21,242
Woori Card Co., Ltd.	Other financial assets	8,597	46,920
	Other financial liabilities	225	281
Woori Financial Capital Co., Ltd.	Other financial assets	816	46,487
	Other financial liabilities	4,430	—
Woori Savings Bank	Other financial assets	—	389
	Other financial liabilities	1,271	—
Woori Financial F&I Co., Ltd.	Other financial liabilities	1,650	564
Woori Global Asset Management Co., Ltd	Other financial assets	—	101
	Other financial liabilities	46	—
Woori Private Equity Asset Management Co. Ltd.	Other financial assets	76	—
	Other financial liabilities	—	127
Woori Credit Information Co., Ltd.	Other financial assets	744	535
	Other financial liabilities	—	1
Woori Fund Service Co., Ltd.	Other financial assets	436	834
	Other financial liabilities	—	1
Woori FIS Co., Ltd.	Other financial assets	—	1,054
	Other financial liabilities	1,540	480
Woori Finance Research Institute Co., Ltd.	Other financial assets	175	66
	Other financial liabilities	2,590	2,160
Associates of subsidiaries W Service Networks Co., Ltd.	Other financial liabilities	48	90

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties	Title of account	For the year ended December 31, 2023	For the year ended December 31, 2022
Subsidiaries
Woori Bank	Interest income	63,806	25,614
	Fees and commissions income	1,625	1,596
	Dividend income	1,372,572	1,175,672
	Interest expenses (*2)	190	17
	Fees and commissions expense	34	12
	Provision of impairment loss due to credit loss	348	244
	General and administrative expenses (*2)	4,639	4,087
Woori Card Co., Ltd.	Dividend income	49,083	45,617
Woori Financial Capital Co., Ltd.	Dividend income	45,626	35,690
	Fees and commissions expense	8	—
	General and administrative expenses (*2)	75	—
Woori Investment Bank Co., Ltd. (*1)	Dividend income	11,803	10,263
Woori Asset Trust Co., Ltd	Dividend income	780	780
Woori Savings Bank	Dividend income	1,383	2,803
Woori Credit Information Co., Ltd.	Dividend income	535	469
Woori Fund Service Co., Ltd.	Dividend income	1,174	1,100
Woori FIS Co., Ltd.	General and administrative expenses	5,781	5,469
Woori Finance Research Institute Co., Ltd.	Fees and commissions expenses	7,690	6,960
Associates of subsidiaries W Service Networks Co., Ltd.	General and administrative expenses	769	1,078

(*1)

Of the 80,000 million Won of debentures issued during the current period, 10,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the Company paid 10 million Won as an acquisition fee which is included in the discount on debentures issued. Of the 820,000 million Won of hybrid securities issued during the prior period, 55,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the Company paid 83 million Won as an acquisition fee which is included in the issuance cost of hybrid securities. Also, Of the 80,000 million Won of debentures issued during the prior period, 10,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the Company paid 10 million Won as an acquisition fee which is included in the discount on debentures issued.

(*2)	The depreciation of right-of-use assets and interest expense of lease liabilities arising from lease transactions during the current term and prior term are included.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(3)	The details of the right-of-use assets and lease liabilities due to lease transactions with related parties as of December 31, 2023 and 2022 are as follows (Unit: Korea Won in millions):

Related parties		Title of account	December 31, 2023	December 31, 2022
Subsidiary	Woori Bank	Right-of-use assets	2,970	5,462
		Lease liabilities (*)	2,658	5,325
	Woori Financial Capital Co., Ltd.	Right-of-use assets	226	—
		Lease liabilities (*)	238	—

(*)	Cash outflows of lease liabilities redemption for the years ended December 31, 2023 and 2022 are 2,797 million Won and 2,658 million Won, respectively.

(4)	The details of loan and borrowing transactions with related parties for the years ended December 31, 2023 and 2022 are as follows (Unit: Korea Won in millions):

		Title of account	For the year ended December 31, 2023
Related parties (*1)			Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Due from banks (*2)	1,595,000	5,379,000	5,620,000	1,354,000

(*1)

Of the 80,000 million Won of debentures issued during the current period, 10,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the entire amount was sold to the market on the date of issuance.

(*2)	Excludes due from banks without withdrawal limitations.

		Title of account	For the year ended December 31, 2022
Related parties (*1)			Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Due from banks (*2)	520,000	3,930,000	2,855,000	1,595,000

(*1)

Of the 820,000 million Won of hybrid securities issued during the current period, 55,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the entire amount was sold to the market on the date of issuance. Of the 80,000 million Won of debentures issued during the current period, 10,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the entire amount was sold to the market on the date of issuance.

(*2)	Excludes due from banks without withdrawal limitations.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(5)	The details of equity-related transactions with related parties are as follows (Unit: Korean Won in million)

		For the year ended December 31, 2023
Related parties		Investment (*1)	Acquisition of hybrid securities
Subsidiary	Woori Card Co., Ltd.	—	200,000
Subsidiary	Woori Investment Bank Co., Ltd. (*1)	759,678	—
Subsidiary	Woori Asset Trust Co., Ltd (*2)	179,444	—
Subsidiary	Woori Venture Partners (*3)	336,439	—

(*1)

During the current period, the Company acquired 41.3% residual interests (including treasury stocks) of Woori Investment Bank Co., Ltd. Afterward, the Capital increase amount of 500,000 million Won was made in December 2023.

(*2)

During the current period, the Company additionally acquired 28.1% (excluding treasury stocks) interests of Woori Asset Trust Co Ltd. In the case of including treasury stocks, the share ratio was 21.3%.

(*3)

During the current period, the Company additionally acquired 53.9% (excluding treasury stocks) interests of Woori Venture Partners Co., Ltd., which was included in subsidiaries. In the case of including treasury stocks, the share ratio was 52.0%). Afterward, the Company additionally acquired treasury stocks (3.5% interests) in May and acquired 44.5% residual interests held by Woori Venture Partners Co., Ltd.

		For the year ended December 31, 2022
Related parties		Investment (*1)	Acquisition of hybrid securities
Subsidiary	Woori Financial F&I Co., Ltd.	200,000	—
Subsidiary	Woori Financial Capital Co., Ltd.	—	200,000
Subsidiary	Woori Private Equity Asset Management Co. Ltd.	50,000	—

(*1)	During the prior period, Woori Financial F&I Co., Ltd. was established (100% share ratio, 200 billion Won in stock payments) and included as a subsidiary.

(6)

There are no guarantees provided to the related parties as of December 31, 2023 and 2022. The unused commitments and payment guarantees provided from the related parties are as follows (Unit: Korean Won in millions):

Related parties		December 31, 2023	December 31, 2022	Warranty
Subsidiary	Woori Card Co., Ltd.	715	741	Unused loan commitment

(7)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Short-term employee salaries	5,094	7,432
Retirement benefit service costs	134	213
Share-based compensation	1,970	1,836

Total	7,198	9,481

Key management includes registered executives and non-registered executives. The Company has not recognized any outstanding assets, allowance and related impairment loss due to credit losses from transaction with key management as of December 31, 2023 and 2022. Liabilities related to key management compensation are 10,457 million Won and 10,272 million Won as of December 31, 2023 and 2022, respectively.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

32.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2023	December 31, 2022
Lease payments:
Within one year	2,969	3,098
After one year but within five years	323	3,070

Total	3,292	6,168

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Cash outflows from lease	3,312	3,239

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023	For the year ended December 31, 2022
Lease payments for which the underlying short-term lease payments	20	10
Lease payments for which the underlying asset is of low value	163	157

33.	EVENTS AFTER THE REPORTING PERIOD

1. On October 26, 2023, Woori Asset Management Corp (the surviving company) and Woori Global Asset Management Co., Ltd. (the merged company), subsidiaries of the Company, entered into a merger agreement. On January 10, 2024, the shareholders’ meeting to approve the merger agreement and the board of directors to replace the shareholders’ meeting were held and the resolution was made. The merger registration date is January 29, 2024, and the Company’s percentage of ownership in Woori Asset Management Corp after the merger is 77.5% (3,717,154 shares).

2. On February 16, 2024, Woori Asset Management Corp, the subsidiary of the Company, held the Board of Directors meeting and has declared the capital increase amount of 209,952 million Won, and the Company has decided to participate in the capital increase amount of 200,000 million Won, corresponding to its ownership (95.3%) based on voting rights.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Independent Auditor’ Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

Woori Financial Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited Woori Financial Group Inc. (“the Company”) internal control over financial reporting (“ICFR”) as of December 31, 2023 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the separate financial statements of the Company, which comprise the separate statement of financial position as of December 31, 2023, the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information, and our report dated March 6, 2024 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Operating Status Report of Internal Control over Financial Reporting.’

Those charged with governance have the responsibilities for overseeing the Company’s internal control over financial reporting.

Auditor’s Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted the audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Jae-Beom Choi.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 6, 2024

This report is effective as of March 6, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Operating Status Report of

Internal Control over Financial Reporting

To the Shareholders, Board of Directors and Audit Committee of

Woori Financial Group Inc.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting(“ICFR”) Officer of Woori Financial Group Inc. (the “Company”), assessed operating status of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2023.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. We also conducted an assessment of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2023, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings, and we have reviewed and verified this report with sufficient care.

February 22, 2024

Jong Yong Yim, Chief Executive Officer

Sung Wook Lee, Internal Control over Financial Reporting Officer